UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   SPECTER, ERIC M.
   450 WINKS LANE
   BENSALEM, PA  19020

2. Issuer Name and Ticker or Trading Symbol
   CHARMING SHOPPES, INC. (CHRS)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1999
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Execuctive Vice President
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  12/13/99    M        15,000        A  $4.5000                     D
Common Stock                                  12/13/99    S        15,000        D  $6.5625                     D
Common Stock                                  12/13/99    M        10,000        A  $4.5000                     D
Common Stock                                  12/13/99    S        10,000        D  $6.6250                     D
Common Stock                                  12/13/99    M        26,000        A  $4.5000                     D
Common Stock                                  12/13/99    S        26,000        D  $6.5625                     D
Common Stock                                  12/13/99    M        15,000        A  $4.5000                     D
Common Stock                                  12/13/99    S        15,000        D  $6.6875      11,000         D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $4.5000         12/13/99       M                          15,000           (2) 03/29/91 03/29/00
(right to buy)(1)
Non-Qualified Stock Option     $4.5000         12/13/99       M                          10,000           (2) 03/29/91 03/29/00
(right to buy)(1)
Non-Qualified Stock Option     $4.5000         12/13/99       M                          26,000           (2) 03/29/91 03/29/00
(right to buy)(1)
Non-Qualified Stock Option     $4.5000         12/13/99       M                          15,000           (2) 03/29/91 03/29/00
(right to buy)(1)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     12/13/99  Common Stock                   15,000                                  D
(right to buy)(1)
Non-Qualified Stock Option     12/13/99  Common Stock                   10,000                                  D
(right to buy)(1)
Non-Qualified Stock Option     12/13/99  Common Stock                   26,000                                  D
(right to buy)(1)
Non-Qualified Stock Option     12/13/99  Common Stock                   15,000                    8,500         D
(right to buy)(1)

Explanation of Responses:

(1)
Employee stock option granted under Charming Shoppes, Inc. 1990 Employees' Stock Incentive Plan, for no consideration other than services, in a transaction exempt under rule 16b-3.
(2)
Option becomes exercisable for 25% of the underlying shares annually, beginning on the dated indicated.  These options are scheduled to expire on March 29, 2000.

SIGNATURE OF REPORTING PERSON
/S/ ERIC M. SPECTER
DATE